PRESS RELEASE

GLOBEX

Globex Mining Enterprises Inc.

Ref.: File No. 82-4025

"At Home in North America"

(GMX: Toronto Stock Exchange)

[redacted]580,203 shares issued and outstanding

04035385

June 28, 2004

GLOBEX OPTIONS BELL MOUNTAIN NEVADA PROPERTY

SUPPL

Rouyn-Noranda, Quebec, GLOBEX MINING ENTERPRISES INC. (GMX: Toronto Stock Exchange) is pleased to announce that its wholly owned subsidiary, Globex Nevada, Inc., has signed an option agreement with Platte River Gold (U.S.) Inc., a private U.S. corporation under which Platte River Gold may earn 100% interest in Globex's Bell Mountain property in Nevada subject to the following terms.

Under the agreement Platte River must pay Globex US$1,185,000 over 4 years, issue 110,000 shares and perform at least US$1,650,000 in exploration on the claims.

Globex will retain a 2% Net Smelter Royalty on all production and an additional 1% Net Smelter Royalty on the first 75,000 ounces of gold and 1,000,000 ounces of silver produced from any open pit mining. Platte River Gold will have the right to purchase 0.5% NSR from Globex for US$200,000 at any time.

Platte River Gold intends to do a minimum of 4,000 feet of drilling on the gold zone in the first year. The Bell Mountain gold zone has a historical, non 43-101conformable, low grade gold and silver resource. The mineralized zone is open pittable and heap leachable. The most recent drilling completed in 1996 by ECU Gold Mining Inc. returned intersections of up to 25 metres grading 1.76 g/t Au and 20.25 g/t Ag.

Globex is an exploration company with 46 projects at various stages of development. The company seeks to create shareholder value by acquiring properties, then enhancing them and either developing them to production, optioning, joint venturing or selling them on favourable terms.

For further information, contact:

Jack Stoch, P.Geo, President
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"

(GMX: Toronto Stock Exchange)

13,580,203 shares issued and outstanding

Ref.: File No. 82-4025

RECEIVED 2004 JUL 12 P 12: 5 OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 25, 2004

GLOBEX OPTIONS REMAINING INTEREST IN WOOD GOLD MINE PROPERTY

Rouyn-Noranda, Quebec, GLOBEX MINING ENTERPRISES INC. (GMX: Toronto Stock Exchange) is pleased to announce that it has signed an option agreement with a group of prospectors comprised of Terry O'Connor, Réal Gauthier, Raymond Bédard, Edouard Bédard, Géoconseils Jack Stoch Ltée and Gestion Gagné Trudel Inc. to acquire the 50% interest in the Wood Gold Mine property not already owned by Globex.

Consideration for the acquisition shall be $150,000 cash, 600,000 Globex shares over 4 years, and an additional 60,000 Globex shares upon a decision to place the property into commercial production and a 2% Net Smelter Royalty, one half of which Globex may purchase at any time prior to commercial production for $750,000. The transaction was recently approved by a committee of the Toronto Stock Exchange.

Previously the prospecting group gave Globex a 50% interest in the Wood Gold Mine property at no cost in exchange for Globex agreeing to manage the property.

The Wood Gold Mine property located in Cadillac Township, Quebec is reported in federal government files to have a NI 43-101 non-conformable resource of 1,148,000 tons grading between 5.49 g/t (0.16 oz/ton) and 6.86 g/t (0.20 oz/ton) (per H.J. Bergmann, P. Eng.) located within the Wood Gold Mine workings. Globex cannot confirm this resource figure but in 1997 and 1998, nine drill holes were undertaken by a Amblin Resources - Globex joint venture to verify the presence of gold within the area of the mine workings.

All the drill holes intersected significant gold values often in multiple horizons, including the following intersections.

HOLE NO.	LENGTH		GRADE	
	Metres	Feet	g/t	oz/ton
AW2	1.65	5.4	11.5	0.30
AW3	1.60	5.3	14.9	0.43
AW4	1.70	5.6	68.2	1.99
AW6	0.86	2.8	91.0	2.63
AW8	2.30	7.5	28.1	0.82

The assay results were reviewed by Jack Stoch, P.Geo.

In addition, drilling near the east boundary of the property by several previous operators intersected significant gold values at shallow depths.

The property straddles the prolific, gold localizing Cadillac Break and is located approximately 4km west of Agnico Eagle's developing Lapa gold deposit.

Globex is in advanced negotiations with a mining company interested in the joint development of the property. Globex and its potential joint venture partner intend to initiate a diamond drilling program once a formal contract is signed.

For further information, contact:
Jack Stoch, P.Geo, President
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"

(GMX: Toronto Stock Exchange)

13,580,203 shares issued and outstanding

Ref.: File No. 82-4025

June 30, 2004

DRILLING STARTS ON GLOBEX'S DUQUESNE WEST GOLD AND PACAUD DIAMOND CLAIMS

Rouyn-Noranda, Quebec, GLOBEX MINING ENTERPRISES INC. (GMX: Toronto Stock Exchange) is pleased to announce that drilling has restarted on its Pacaud Diamond property under option to Dianor Resources Inc. **(DOR: TSX-V)** and on its Duquesne West gold property under option to Queenston Mining Inc. **(QMI: TSX)**.

Pacaud Property, Ontario

On Globex's Pacaud diamond property, Dianor has identified, by drilling, several kimberlite dykes. Recent ground magnetic surveys have led Dianor to conclude that a swarm of kimberlite dykes underlie the property. Globex has recently acquired by staking an additional 20 claims units (100% owned) immediately northeast of the original Globex claim block on which kimberlite has been identified.

Duquesne West Property, Quebec

Queenston Mining Inc. has notified Globex that a third drill campaign has started on Globex's Duquesne West gold property. Previous drilling by Queenston consisting of 12 holes has outlined and enlarged several gold zones and resulted in the discovery of what is called the South 43 Zone.

The Duquesne West Property has a NI 43-101 conformable resource which indicates uncut **664,661 tonnes grading 11.44 g/t Au at a cut-off of 5 grams or 1,067,033 tonnes grading 8.89 g/t Au at a 4 grams cut-off (J. Reddick, P.Geo., see press release dated March 11, 2003).**

Other work

Globex recently completed 3 one hundred metre drill holes on its 100% owned Arntfield gold claim. The core is being logged and will be split and sent out for assay.

Globex is an exploration company with 46 projects at various stages of development. The company seeks to create shareholder value by acquiring properties, then enhancing them and either developing them to production, optioning, joint venturing or selling them on favourable terms.

For further information, contact:
Jack Stoch, P.Geo, President
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com